August 28, 2024

Richard Chin
Chief Executive Officer
SK Growth Opportunities Corp
228 Park Avenue S #96693
New York, NY 10003

       Re: SK Growth Opportunities Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2024
           File No. 001-41432
Dear Richard Chin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Lianna Whittleton, Esq.